Barack Ferrazzano Kirschbaum & Nagelberg llp
200 WEST MADISON STREET, SUITE 3900
CHICAGO, ILLINOIS 60606

William E. Turner II
(312) 629-7337	Telephone (312) 984-3100
Voice Mail Ext. 4337	Facsimile (312) 984-3150
will.turner@bfkn.com
October 16, 2007
VIA FACSIMILE AND US MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael McTiernan, Staff Attorney

Re:	Arizona Land Income Corporation
Revised Preliminary Proxy Statement on Schedule 14A
File No. 1-09900
Filed on February 1, 2007, April 2, 2007 and April 30, 2007
Dear Mr. McTiernan:
I am writing to advise you of the results of various conversations between my client, POP Venture, LLC, and the SEC Accounting Staff, since the last filing of the above-referenced preliminary proxy statement. Key among these results is the conclusion that certain historical and pro forma financial information must be presented as of and for the period ended September 30, 2007. Other key conversation results are:
•	The applicability of Regulation S-B.

•	A restructuring of the transaction described in the Proxy Statement.

•	The designation of the Waterfront contributor entity (“Waterfront”) as the accounting acquirer.
As I described further below, I believe that as a result of the foregoing, the filing of a revised preliminary proxy statement will be delayed for approximately one more month.
Application of Regulation S-B
We have concluded, and the Accounting Staff has not objected to our conclusion, that the disclosure requirements of Regulation S-B should control the historical financial statement presentation and the pro forma financial statement presentation in the Proxy Statement. Arizona Land Income Corporation (“AZL”) is a small business issuer and has filed all of its reports under the Securities Exchange Act of 1934 (the “1934 Act”) during 2007 on the forms available to small business issuers. AZL is the only reporting company involved in the transaction

Barack Ferrazzano Kirschbaum & Nagelberg llp
Securities and Exchange Commission
October 16, 2007

contemplated by the Proxy Statement, and, under generally accepted accounting principles (GAAP), it is the target in the transaction. The accounting acquirer in the transaction would also qualify as a small business issuer because any of the entities involved in the transaction would have revenues of less than $25,000,000 (and no public float), and satisfy the other criteria set forth in Item 10 of Regulation S-B. Topic 5.II.E. and Item II of Appendix B to the Division of Corporation Finance Accounting Disclosure Rules and Practices Training Manual indicate that, in circumstances such as those described above, the disclosure requirements of Regulation S-B should control the historical financial statement presentation and the pro forma financial statement presentation included in the Proxy Statement.
Restructuring
The principals of POP (which are the same principals of the contributed TSG entities) and AZL have elected to pursue a substantial modification of the contribution transaction contemplated in the Master Agreement (as defined in the Proxy Statement), in order to satisfy the financial statement requirements that could not be met under the initial transaction structure. The principal terms of the restructuring to date are as follows:
•	The contribution of the entity owning the property known as City Square would be restructured to provide for the payment of cash consideration, in lieu of a portion of the equity consideration, in the amount of $12,000,000.

•	The cash consideration would be paid in the form of a promissory note that would provide for quarterly market rate interest payments over a 5-year period. The note would represent a full recourse obligation of POP, LP and would be delivered to POP Venture, LLC at the closing.

•	The equity consideration to be received by POP Venture, LLC in respect of the contribution of City Square would be reduced by $12,000,000. Accordingly, the number of partnership units issued by POP, LP in respect of the City Square contribution would be reduced.

•	The entity owning the 7.5% interest in the property known as U.S. Bank Center would be removed from the transactions.
Accounting Acquiror
Based upon the restructuring described above, we have concluded, and the Accounting Staff has not objected to our conclusion, that the accounting acquirer in the transactions contemplated in the Proxy Statement is the Waterfront contributor entity. The deal modification results in the receipt by Waterfront of the largest allocation of equity consideration in the transaction; it would therefore, under SFAS 141, paragraphs 17 and 18, be designated the accounting acquirer. AZL and all of the other property owning entities contributed by POP Venture, LLC would be treated

Barack Ferrazzano Kirschbaum & Nagelberg llp
Securities and Exchange Commission
October 16, 2007

for accounting purposes as if acquired by the accounting acquirer notwithstanding the legal structure of the transaction.
Financial Statements to be Included in Revised Proxy Statement
As a result of the foregoing, the following financial statements would be included in the proxy statement:
1. AZL — Registrant
a.	All required financial statements would be incorporated by reference to periodic filings.
2. Waterfront — Accounting Acquirer
a.	A separate audit report for this entity as the accounting acquirer.

b.	Audited balance sheets as of December 31, 2006 and 2005 and an unaudited balance sheet as of September 30, 2007.

c.	Audited statements of operations for the year ended December 31, 2006 and 2005 and unaudited statements of operations for the nine month periods ended September 30, 2007 and 2006.
3. Combined Group including entities owning Davies Pacific Center, Pan Am Building, City Center and the PBN Building.
a.	An audit report for the applicable entities included in the combined financial statements.

b.	Audited balance sheets as of December 31, 2006 and 2005 and an unaudited balance sheet as of September 30, 2007.

c.	Audited statements of operations for the year ended December 31, 2006 and 2005 and unaudited statements of operations for the nine month periods ended September 30, 2007 and 2006.
4. Combined Group including entities owning City Square, First Insurance Center, Sorrento Technology Center, and minority interest in Seville Plaza.
a.	An audit report for the applicable entities included in the combined financial statements.

b.	Audited combined balance sheets as of December 31, 2006 and September 30, 2007.

c.	Audited combined statements of operations for the years ended December 31, 2006 and the nine month period ended September 30, 2007 and an unaudited combined statement of operations for the nine month period ending September 30, 2006.

Barack Ferrazzano Kirschbaum & Nagelberg llp
Securities and Exchange Commission
October 16, 2007

I would be happy to discuss with you any of the foregoing. I understand that my client and Arizona Land Income Corporation are targeting a mid-November re-submission of the preliminary proxy statement. I look forward to speaking with you again then, if not sooner.

Sincerely,
/s/ William E. Turner II

William E. Turner II

cc:	Ms. Elaine Wolff
Mr. Wilson Lee
Ms. Cicely LaMothe